UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina	1-12102	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Macacha Güemes 515 Ciudad Autónoma de Buenos Aires, Argentina	C1106BKK (Zip Code)
(Address of principal executive office)

Diego M. Pando

Tel: +54 (11) 5441-3500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”), to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

YPF S.A. (“we” or the “Company”), evaluated the current product lines of its consolidated group and determined that our subsidiary A-Evangelista S.A. manufactures wires used in the control panels of instruments used in the production of dry gas shale well connections which contain tin, a derivative of cassiterite. We also determined that none of the products we manufacture or contract to manufacture contains other conflict minerals.

We do not purchase any conflict minerals directly from mines, smelters of refiners. Instead, we rely on our direct and indirect suppliers of raw materials for use in our products. We conducted in good faith a reasonable country of origin inquiry (“RCOI”), regarding conflict minerals and have determined that, during the period covered by this specialized disclosure report, none of the conflict minerals we purchased originated in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”) nor came from recycled or scrap sources.

Our RCOI process included (i) the development and establishment of governance structures across multiple departments, including the assessment by an interdisciplinary team (composed by personnel from our manufacturing, supply chain, accounting, internal control and legal areas) whose primary responsibility is to gather data and conduct an analysis which forms the basis of the Company’s determinations relating to source of conflict minerals, (ii) requiring all direct and indirect suppliers to provide a certificate of origin for all conflict minerals we purchase, (iii) obtaining quality certificates and lab reports which allow us to confirm that the minerals come from an identifiable mine and smelter, (iv) record-keeping, and (v) escalation and follow-up procedures to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

Further, our General Purchase and Contracting Conditions (which are applicable to the Company and its subsidiaries include a package of representations and covenants relating to conflict mineral sourcing, such as:

•

A representation and warranty from the applicable supplier that none of the products, components, parts or materials it delivers to the Company or its subsidiaries contain conflict minerals extracted from Covered Countries.

•

A covenant from the supplier to provide, at our request, any information regarding the origin and chain of custody of the conflict minerals which are necessary for the production or functionality of product manufactured by the contractor or supplied to us for our or our subsidiaries’ use.

•	A covenant from the supplier or contractor to immediately inform us in case it discovers or has reason to believe that any of the conflict minerals it delivered came from any of the Covered Countries.

In addition, our RCOI process is aided by (i) the fact that cassiterite is abundant in Brazil specifically and South America in general, (ii) our review of http://www.responsiblemineralsinitiative.org/tin-conformant-smelters/ and confirmation that our supplier (White Solder Metalurgia e Mineracao Ltda.) is identified as a “conformant tin smelter”.

Based on our RCOI process described above, we have determined that, during the period covered by this specialized disclosure report, we purchased tin from one Brazilian supplier, who in turn purchases is it directly from a smelter who extracts its own cassiterite in Brazil. These outside suppliers have provided us certificates of origin confirming that the tin we purchased was derived from cassiterite extracted in Brazil. We have also determined through our due diligence and knowledge of the market that the price and logistics for delivery of the tin we purchase is consistent with what we would expect for cassiterite extracted in Brazil.

This report is also available on our website at: www.ypf.com/investors.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

YPF Sociedad Anónima

By:	/s/ Diego M. Pando	May 17, 2019
Name:	Diego M. Pando
Title:	Controller and President of the Disclosure Committee